Exhibit 12.1

AMC NETWORKS INC. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in thousands)

	Years Ended December 31,
	2011	2010	2009	2008		2007
Earnings:
Income (loss) from continuing operations before income taxes	$210,610	$206,262	$158,954	$(17,844)		$27,600
Fixed charges	100,307	79,921	84,471	106,227		130,582

Total earnings as adjusted	$310,917	$286,183	$243,425	$88,383		$158,182

Fixed Charges:
Interest Expense (*)	$95,870	$75,800	$79,778	$101,487		$126,676
Portion of rents representative of an interest factor	4,437	4,121	4,693	4,740		3,906

Total fixed charges	$100,307	$79,921	$84,471	$106,227		$130,582

Ratio of Earnings to Fixed Charges	3.1	3.6	2.9	0.8	(a)	1.2

(a)	For the year ended December 31, 2008, earnings were insufficient to cover fixed charges by $17.8 million.
(*)	Interest expense includes the amortized premiums, discounts and capitalized expenses related to indebtedness.